SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 5)

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Organogenesis Holdings Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

68621F102
(CUSIP Number)

Ben Silbert, Esq.
65 East 55th Street, 18th Floor
New York, NY 10022
(212) 593-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,048,691

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,048,691

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,048,691

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,048,691*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,048,691*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,048,691*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Includes shares beneficially owned by Avista Acquisition Corp.

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Capital Partners (Offshore) IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,909,551

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,909,551

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,909,551

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,811,747

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,811,747

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,811,747

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Capital Managing Member IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,721,298*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,721,298*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,721,298*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.02%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Includes shares beneficially owned by Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Capital Partners IV GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,721,298*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,721,298*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,721,298*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.02%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Includes shares beneficially owned by Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Thompson Dean

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
95,384

	8	SHARED VOTING POWER
8,769,989*

	9	SOLE DISPOSITIVE POWER
95,384

	10	SHARED DISPOSITIVE POWER
8,769,989*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,865,373*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.91%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Includes shares owned by Avista Acquisition Corp., Avista Acquisition, LLC, Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
David Burgstahler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
71,538

	8	SHARED VOTING POWER
8,769,989*

	9	SOLE DISPOSITIVE POWER
71,538

	10	SHARED DISPOSITIVE POWER
8,769,989*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,841,527*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.90%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Includes shares owned by Avista Acquisition Corp., Avista Acquisition, LLC, Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D first filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 2018 (as amended, the “Statement”), and is filed by Avista Acquisition Corp. (the “Sponsor”), Avista Acquisition, LLC (“Avista Acquisition”), Avista Capital Managing Member IV, LLC (“Avista MM”), Avista Capital Partners IV GP, L.P. (“Avista GP”), Avista Capital Partners (Offshore) IV, L.P. (“ACP Offshore”), Avista Capital Partners IV, L.P., (“ACP Onshore” and together with ACP Offshore, collectively the “PIPE Investors”), Thompson Dean, and David Burgstahler (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Organogenesis Holdings Inc. (the “Issuer” or the “Company”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 5 shall have the meaning assigned to such term in the Statement.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is supplemented as follows:

The information set forth in Item 5 of this Amendment No. 5 is incorporated herein by reference.

On May 14, 2021, certain of the Reporting Persons made a distribution in kind, on a pro-rata basis, for no additional consideration, of 21,154,526 shares of Common Stock to the limited partners of such Reporting Persons, including Messrs. Dean and Burgstahler through trust, in accordance with their organizational documents (the “May 14, 2021 Distribution”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is supplemented as follows:

(a) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 5, as of May 14, 2021, are incorporated herein by reference.  Following the May 14, 2021 Distribution, the Reporting Persons may be deemed to beneficially own an aggregate of 8,865,373 shares of Common Stock, which constitutes approximately 6.91% of the Common Stock (based on 128,218,266 shares of Common Stock outstanding as of May 1, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed with the SEC on May 11, 2021 (the “Outstanding Shares”).

Avista Acquisition and Sponsor may be deemed to beneficially own 1,048,691 shares of Common Stock, which represents approximately 0.82% of the Outstanding Shares.

ACP Offshore directly beneficially owns 2,909,551 shares of Common Stock, which represents approximately 2.27% of the Outstanding Shares.

ACP Onshore directly beneficially owns 4,811,747 shares of Common Stock, which represents approximately 3.75% of the Outstanding Shares.

Avista MM and Avista GP may be deemed to beneficially own 7,721,298 shares of Common Stock, which represents approximately 6.02% of the Outstanding Shares.

Mr. Dean may be deemed to beneficially own 8,865,373 shares of Common Stock, which represents 6.91% of the outstanding shares, including 8,769,989 shares of Common Stock through Sponsor, ACP Offshore and ACP Onshore, and 95,384 shares of Common Stock through a grantor retained annuity trust, which he serves as trustee.

Mr. Burgstahler may be deemed to beneficially own 8,841,527 shares of Common Stock, which represents 6.90% of the Outstanding Shares, including 8,769,989 shares of Common Stock through Sponsor, ACP Offshore and ACP Onshore, and 71,538 shares of Common Stock through a grantor retained annuity trust, which he serves as trustee.

Except as disclosed in this Item 5, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A to the Schedule 13D filed by the Reporting Persons on December 20, 2018 (the “Scheduled Persons”) beneficially owned any shares of Common Stock as of May 14, 2021.

By virtue of the relationships described in this Statement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Amendment No. 5 shall not be construed as an admission that a Reporting Person beneficially owns those shares held by another member of such group for purposes of Section 13(d) of the Exchange Act or for any other purpose. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)  The responses of each Reporting Person to (i) Rows (7) through (10) of the cover pages of this Amendment No. 5 and (ii) Item 5(a) hereof, in each case, as of May 14, 2021, are incorporated herein by reference.

(c) Except for the May 14, 2021 Distribution described in Item 4 of this Amendment No. 5 (which is incorporated herein by reference), none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons, has effected any transactions in Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is supplemented as follows:

The information set forth in Item 4 of this Amendment No. 5 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2021

AVISTA ACQUISITION CORP.
/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition Corp.

AVISTA ACQUISITION, LLC
/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition, LLC

AVISTA CAPITAL MANAGING MEMBER IV, LLC
/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner
/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS (OFFSHORE) IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner
/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner
/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

THOMPSON DEAN
By: Benjamin Silbert, as Attorney-in-Fact
/s/ Benjamin Silbert

DAVID BURGSTAHLER
By: Benjamin Silbert, as Attorney-in-Fact
/s/ Benjamin Silbert